Filed by Global Partner Acquisition Corp II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Global Partner Acquisition Corp II

Commission File No. 001-39875

Stardust Power Chief Financial Officer Uday Devasper, Live from NYSE – IPO Edge – February 7, 2024 | Featuring Uday Devasper and John Jannarone

The following is a transcript of an interview with the CFO of Stardust Power Inc.

Event: IPO Edge Interview with Uday Devasper and John Jannarone

Release Date: February 7, 2024

John Jannarone

Hello, I’m John Jannarone, editor in chief of IPO Edge. Very happy to be back at the New York Stock Exchange today. We have a very, very excited guest from the lithium world. This is Uday Devasper, who is CFO of Stardust Power. Thank you Uday for joining us.

Uday Devasper

Thank you for having me, John.

John Jannarone

So a lot of us are familiar with lithium, of course, because of the electric vehicle craze. In fact, at IPO Edge we’ve interviewed many, many companies in this metal space helping, you know, get together and refine, and we’ll get to that, the metals that are required for this next generation of batteries. Yeah. Tell us a bit about the state of the United States when it comes to lithium and refining.

Uday Devasper

Yeah, great question. Thank you for having me, first of all. So not a lot of people know this, but the US has a large amount of lithium reserves. Almost 70% of the world’s lithium reserves are in the US. What we don’t have is a refining capacity, and that’s what Stardust is here to do. We’re trying to build out a, we’re going to build out a lithium refinery smack dab in the middle of the US in Oklahoma. And our goal is to solve a vitally important national security issue, which is, you know, to produce enough battery grade lithium for the EV manufacturers. And you know, other uses that we need of lithium. We’re going to be building out a refinery that’s going to be about 50,000 metric tons. And to help solve a vitally important, like I said, national security issue, because it will help reduce the global dominance that China has got in the sector. So, yeah, a really exciting space, one that we think is extremely important and one that we should invest.

John Jannarone

Great and just so people can understand why it’s not a great thing for China to control so much the lithium. It’s not they’re going to do anything nefarious necessary. They might just use it for their own cars, right?

Uday Devasper

Yeah. And yes, but also, I mean, you know, with a lot of the geopolitical matters play, you know, if you have any embargoes, if you have got if you have any sudden stoppage of exports, you know, you’re then suddenly left at the behest of another country, kind of managing all of that. So it definitely helps to be self-sufficient. And that’s what that’s what we want to do. Plus, it’s just going to be more cost efficient. It’s made in America. It’s going to help stimulate the economy significantly, not just of the local region that we’re building our refinery in, but in general, there’ll be other jobs that will be created out of it as well. So we feel like that’s an extremely important situation or it should be.

John Jannarone

Well, tell us about that, though. What is the impact of being a local community? Presumably, a lot of jobs are there and something that I’ve witnessed the last few years. When you have this generation of companies doing very new things like EV or the metals that are required to build them, you’re having, you know, you’re having a positive impact on communities where there might be manufacturing jobs that are gone and there’s this new kind. Is that is that fair to say about where you guys are setting up shop?

Uday Devasper

Extremely. And thanks for asking that question, because that’s actually a really important point that we thought about as well. Our CEO, Roshan Pujari, he’s actually originally from Oklahoma. And we’ve got this land that’s just outside of Muskogee in Oklahoma. It’s about an hour away from Tulsa. And one of the things that we see this doing is bringing back a lot of vibrancy into the local economy, not just in that area, but in general. The number of jobs it’s going to create is going to be really good manufacturing jobs. And this is really skilled labor force. And from all of the oil and gas experience other folks have, which we feel will be easily portable onto this business. So definitely a lot of economic growth that we expect from that plus our effort is going to be to partner with the community, be a really good corporate citizen, work not just from a jobs perspective, but working with communities in general and helping them move forward as well. So definitely got that viewpoint in mind. And I can see us being an important player in that aspect.

John Jannarone

If I might ask you about the competitive landscape, because, you know, we hear a lot about this incredible demand for lithium. Is there enough demand out there that you and other and other companies can be doing this? And there’s there’s enough, you know, sales to go around?

Uday Devasper

Yeah. So that everybody asks us and we say, no, the demand is the one thing you actually don’t worry about because there’s got to be an extreme amount of demand. I think there was a survey and if I remember correctly, which said that by the year 2030 we’ll probably need about 3.5 million tons or so of lithium. And we’re not producing as much. Right. I mean, from a lithium refining perspective, there’s not a whole bunch of lithium refineries, which is why our refinery, which is about 50,000 metric tons per annum is going to are the largest in the US. And again, from our own refinery standpoint, it’s unique because we’ll be using lithium brine versus hard rock mining and multiple inputs that we’ll be able to take into our refinery, essentially. I’m happy you talk a little bit more about the overall processes as well.

John Jannarone

Yeah, I mean, I’m kind of curious. Are you I mean, do you differentiate yourself from the competitors out there, even if there’s enough to go around? It sounds like you do have a different approach.

Uday Devasper

Yeah, absolutely. So a few factors that differentiate us from, you know, the competitors. Like I mentioned, our primary input is going to be lithium brine and multiple sources of lithium brine. We’re focusing on being a vertically integrated refinery. So development and investment in assets upstream as well. Our concentrator facilities using proven DLE technology. Yeah. Will be right next to the assets. So, you know, processing the lithium brine, concentrating, crystallizing it and then transporting it is going to be a lot more efficient, a lot more sustainable. And that’s the other thing is our processes are extremely sustainable as well. Even building out the refinery will be using renewable sources of energy from the Oklahoma grid, which is both wind and solar. Not a lot of people know, but they have one of the most, you know, sustainable grids in the country. But then in addition to that, our production process is going to be extremely clean, zero liquid discharge, you know, high water recycling. So that combined with the expertise that our management has got, is going to help us succeed in our management has got both the technical and the financial expertise. Yeah, our CTO Pablo Cortegoso is one of the premier experts in this field and with the financial expertise of the CEO and the management team, the large CapEx that’s needed to build out such a refinery will be able to kind of source that as well. And we spoke about Oklahoma as well. Yeah, just the fact that it’s in the center of the country is great access. There’s more than 28 customers within just a thousand miles and connected by road, rail and whatever? So all of those make it an extremely unique operation and we feel like we’ll be successful just as that.

John Jannarone

All right. Sounds like a lot to offer. And speaking of offer, you might be going public at some point here. Tell us why this is the right time to do it. And you know how you look at going public and someday trading here.

Uday Devasper

Yeah, I know. That’s a great question. Yeah, we are planning to go public. We’ve already announced the fact that we’ve entered into a De-SPAC transaction and the primary reason to go public is access to capital markets. For an operation of this size, having access to capital markets is important because it aligns with our goals and objectives. It gets us in front of investors who will understand the story and be able to invest in it and help, you know, reach our ultimate goal. The other thing is also it gives us a presence at a world stage, the global stage that we otherwise wouldn’t have had. And that helps in building our global partnerships, which is going to be, again, essential in achieving our target. So we feel like now’s the right time to go public. You know, we obviously have a little bit of a runway for the refinery to be put out, but this is the right time to go public. You know, we are extremely sustainable, got all the right resources in place, so we hope to be successful.

John Jannarone

All right. We’re going to leave it there. It’s been really fascinating stuff. I really appreciate you joining us. He’s the CFO of Stardust Power. I’m John Jannarone, editor in chief of IPO Edge, signing off the New York Stock Exchange.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act” and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, Global Partner Acquisition Corp II’s (“GPAC II”) and Stardust Power Inc.’s (the “Company”) ability to consummate the transaction, the benefits of the transaction, GPAC II’s and the Company’s future financial performance following the transaction, as well as GPAC II’s and the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on GPAC II’s and the Company’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. GPAC II and the Company caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of GPAC II and the Company. These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of GPAC II securities; (ii) the risk that the proposed business combination may not be completed by GPAC II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GPAC II; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GPAC II’s shareholders and the Company’s stockholders, the satisfaction of the minimum trust account amount following redemptions by GPAC II’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company’s employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against GPAC II or the Company related to the agreement and the proposed business combination; (vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (viii) the ability to maintain the listing of GPAC II’s securities on the Nasdaq; (ix) the price of GPAC II’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company plans to operate, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (xi) the impact of the global COVID-19 pandemic and (xii) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in GPAC II’s prospectus relating to its initial public offering (File No. 333-351558) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2021 and other documents filed, or to be filed with the SEC by GPAC II, including GPAC II’s periodic filings with the SEC, including GPAC II’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and any subsequently filed Quarterly Report on Form 10-Q. GPAC II’s SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

The foregoing list of factors is not exhaustive. There may be additional risks that neither GPAC II nor the Company presently know or that GPAC II or the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in GPAC II’s proxy statement contained in the registration statement on Form S-4 (File No. 333-276510) filed with the SEC on January 12, 2024 (the “Registration Statement”), including those under “Risk Factors” therein, and other documents filed by GPAC II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GPAC II and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GPAC II nor the Company gives any assurance that either GPAC II or the Company will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, GPAC II has filed a Registration Statement with the SEC that includes a preliminary prospectus with respect to GPAC II’s securities to be issued in connection with the proposed transactions and a preliminary proxy statement with respect to the shareholder meeting of GPAC II to vote on the proposed transactions (the “proxy statement/prospectus”). GPAC II may also file other documents regarding the proposed business combination with the SEC. The proxy statement/ prospectus will contain important information about the proposed business combination and the other matters to be voted upon at an extraordinary general meeting of GPAC II’s shareholders to be held to approve the proposed business combination and other matters and may contain information that an investor may consider important in making a decision regarding an investment in GPAC II’s securities. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF GPAC II AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL RELEVANT DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT GPAC II, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION.

The Registration Statement is not yet effective. After the Registration Statement is declared effective, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to shareholders of GPAC II as of a record date to be established for voting on the proposed transactions. Shareholders of GPAC II are able to obtain free copies of the Registration Statement and, once available, will also be able to obtain free copies of the definitive proxy statement/ prospectus and all other relevant documents containing important information about GPAC II and the Company filed or that will be filed with the SEC by GPAC II through the website maintained by the SEC at http://www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC or by contacting Morrow Sodali LLC, GPAC II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

GPAC II, the Company and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from GPAC II’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers of GPAC II and a description of their interests in GPAC II is set forth in GPAC II’s filings with the SEC (including GPAC II’s prospectus relating to its initial public offering (File No. 333-251558) declared effective by the SEC on January 11, 2021, GPAC II’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and subsequent filings on Form 10-Q and Form 4). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GPAC II, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

5